SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 14D-9
                              (Amendment No. 5)

                    SOLICITATION/RECOMMENDATION STATEMENT
                     PURSUANT TO SECTION 14(d)(4) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                             McKESSON CORPORATION
                          (Name of Subject Company)

                             McKESSON CORPORATION
                     (Name of Person(s) Filing Statement)

                   Common Stock, par value $2.00 per share
                        (Title of Class of Securities)

                                 581556 10 7
                    (CUSIP number of Class of Securities)

                            Ivan D. Meyerson, Esq.
                      Vice President and General Counsel
                             McKESSON CORPORATION
                                McKesson Plaza
                               One Post Street
                       San Francisco, California 94104
                                (415) 983-8300

                (Name, address and telephone number of person
              authorized to receive notice and communications on
                  behalf of the person(s) filing statement)

                               With a copy to:

                           Peter Allan Atkins, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                           New York, New York 10022
                                (212) 735-3000


                    This Amendment No. 5 amends the
          Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of McKesson Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on July 15, 1994, relating to the tender offer for all outstanding shares of common stock, par value $2.00 per share, of the Company (including all associated preferred stock purchase rights), by ECO Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation, as follows:

          Item 9.   Material to be Filed as Exhibits.

               Item 9 is hereby amended by the addition of the following exhibit thereto:

               Exhibit 22 Form of Letter dated October 14, 1994 to the shareholders and employees of McKesson Corporation


                                     SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        McKESSON CORPORATION

          Dated: October 14, 1994       By:/s/ Nancy A. Miller
                                           Name:  Nancy A. Miller
                                           Title: Vice President and
                                                  Corporate Secretary



     EXHIBIT INDEX

     Exhibit No.                   Description

     Exhibit 22 Form of Letter dated October 14, 1994 to the shareholders and employees of McKesson Corporation


     Exhibit 22

     October 14, 1994

     To:  McKesson Shareholders and Employees

               Since the initial tender offer by Eli Lilly and Company in July, the offer has been extended several times. In an effort to keep you informed on the current status of the tender offer, the following is the text of the announcement made by Lilly yesterday:

     "LILLY EXTENDS HART-SCOTT-RODINO WAITING
     PERIOD FOR MCKESSON TENDER OFFER

     Eli Lilly and Company announced today that it has agreed to extend the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (HSR Act) in connection with its tender offer for McKesson Corporation until Thursday, October 27, 1994. The waiting period was originally scheduled to expire today, October 13, 1994. Because of the complexity of the transaction, additional time is needed to complete the ongoing discussions taking place between Lilly and the Federal Trade Commission (FTC).

     The FTC has advised Lilly that its submission in response to the FTC's second request for information under the HSR Act is in compliance with the request.

     It is possible that Lilly could agree to a further extension of the waiting period. For this reason, as well as to permit McKesson time to complete the previously announced distribution of stock of a newly formed McKesson corporation to its stockholders, it will be necessary to further extend the Lilly offer to purchase the common stock of McKesson, which is currently scheduled to expire on Monday, October 24, 1994."

                                        McKESSON CORPORATION